Exhibit 99.10

Infosys Technologies Limited Regd. Office : Electronics City, Hosur Road, Bangalore — 560 100, India.
Audited financial results for the quarter and half-year ended September 30, 2005

(in Rs. crore except per share data)
	Quarter ended		Half-year ended		Year ended
	September 30,		September 30,		March 31,
	2005	2004	2005	2004	2005

Income from software services and products	2,170	1,690	4,137	3,161	6,860
Software development expenses	1,167	910	2,231	1,702	3,655
Gross profit	1,003	780	1,906	1,459	3,205
Selling and marketing expenses	125	103	244	190	392
General and administration expenses	173	117	310	218	488
Operating profit before interest, depreciation and amortization	705	560	1,352	1,051	2,325
Interest	—	—	—	—	—
Depreciation and amortization	90	56	165	106	268
Operating profit after interest, depreciation and amortization	615	504	1,187	945	2,057
Other income	45	30	76	48	128
Provision for investments	1	—	1	—	—
Net profit before tax and exceptional item	659	534	1,262	993	2,185
Provision for taxation	67	79	146	144	325
Net profit after tax and before exceptional item	592	455	1,116	849	1,860
Exceptional item — net income from sale of investments in Yantra Corporation	—	—	—	—	45
Net profit after tax and exceptional item	592	455	1,116	849	1,905
Paid-up equity share capital (par value Rs. 5/-each, fully paid) (see note 8)	136	134	136	134	135
Reserves and surplus	6,269	3,938	6,269	3,938	5,107
Earnings per share (par value Rs. 5/- each)
Before exceptional items
Basic	21.75	16.99	41.08	31.76	69.26
Diluted	21.13	16.61	39.92	31.14	67.46
After exceptional items
Basic	21.75	16.99	41.08	31.76	70.95
Diluted	21.13	16.61	39.92	31.14	69.10
Dividend per share (par value Rs. 5/- each)
Interim dividend	6.50	5.00	6.50	5.00	5.00
Final dividend	—	—	—	—	6.50
Total dividend	6.50	5.00	6.50	5.00	11.50
Total dividend percentage (%)	130	100	130	100	230
Aggregate of non-promoters’ shareholding (unaudited)
Number of shares	21,89,18,795	20,89,88,934	21,89,18,795	20,89,88,934	21,17,06,813
Percentage of shareholding	80.30	78,02	80.30	78.02	78.24
Other information

(in Rs. crore)
	Quarter ended		Half-year ended		Year ended
	September 30,		September 30,		March 31,
	2005	2004	2005	2004	2005

Staff costs	1,004	780	1,918	1,471	3,182
Items exceeding 10% of aggregate expenditure	—	—	—	—	—
Details of other income:
Interest of deposits	23	14	47	33	72
Dividends on mutual funds	18	8	31	17	37
Miscellaneous income	4	2	7	4	10
Exchange differences	—	6	(9)	(6)	9
Total	45	30	76	48	128
Audited Consolidated financial results of Infosys Technologies Limited and subsidiaries

(in Rs. crore except per share data)
	Quarter ended		Half-year ended		Year ended
	September 30,		September 30,		March 31,
	2005	2004	2005	2004	2005

Income from software services, products and business process management	2,294	1,749	4,366	3,267	7,130
Software development and business process management expenses	1,212	927	2,316	1,732	3,765
Gross profit	1,082	822	2,050	1,535	3,365
Selling and marketing expenses	149	122	291	228	461
General and administration expenses	199	139	361	257	569
Operating profit before interest, depreciation, amortization, minority interest and exceptional item	734	561	1,398	1,050	2,335
interest	—	—	—	—	—
Depreciation and amortization	96	61	176	113	287
Operating profit after interest, depreciation, amortization and before minority interest and exceptional item	638	500	1,222	937	2,048
Other income	44	30	72	45	125
Provision for investments	1	—	1	—	—
Net profit before tax, and before minority interest and exceptional item	681	530	1,293	982	2,173
Provision for taxation	69	83	150	147	326
Net profit after, tax and before minority interest and exceptional item	612	447	1,143	835	1,847
Exceptional item — net income from sale of investments in Yantra corporation	—	—	—	—	45
Net profit after tax and exceptional item and before minority interest	612	447	1,143	835	1,892
Minority interest	6	—	6	—	—
Net profit after tax, exceptional item and minority interest	606	447	1,137	835	1,892
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (see note 8)	136	134	136	134	135
Reserves & surplus	6,323	3,921	6,323	3,921	5,090
Preference shares issued by subsidiary	—	94	—	94	94
Earnings per share (par value Rs. 5/- each) Before exceptional items
Basic	22.26	16.71	41.87	31.25	68.79
Diluted	21.63	16.34	40.69	30.64	67.00
After exceptional items
Basic	22.26	16.71	41.87	31.25	70.48
Diluted	21.63	16.34	40.69	30.64	63.64
Dividend per share (par value Rs. 5/- each)
Interim dividend	6.50	5.00	6.50	5.00	5.00
Final dividend	—	—	—	—	6.50
Total dividend	6.50	5.00	6.50	5.00	11.50
Total dividend percent age (%)	130	100	130	100	230
Aggregate of non-promoters’ shareholding (unaudited)
Number of shares	21,89,18,795	20,89,88,934	21,89,18,795	20,89,88,934	21,17,06,813
Percentage of shareholding	80.30	78.02	80.30	78.02	78.24
Principles of consolidation : The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared by applying uniform accounting policies.
Note:
1.	The above audited quarterly financials have been taken on record by the Board of Directors at its meeting held on October 11, 2005. There are no qualifications in the auditors, reports for these periods.

2.	An interim dividend of Rs. 6.50 per share (130% on an equity share of par value Rs. 5/-) has been declared at the above board meeting for the half-year ended September 30, 2005. The record date for the payment of dividend will be October 18, 2005. The interim dividend for the half-year ended September 30, 2004 was Rs. 5.00 per share (100% on an equity share of par value Rs. 5/-).

3.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended September 30, 2005

Nature of complaints received	Opening balance	Additions	Disposals	Closing balance
Dividend related	—	63	63	—
4.	During the quarter ended September 30, 2005, the company invested US$ 5 million (Rs. 22 crore) in its wholly-owned subsidiary, Infosys Consulting Inc. As of September 30, 2005, the company had invested US$ 15 million (Rs. 67 crore) in the subsidiary.

5.	During the quarter ended September 30, 2005, the tax authorities in an overseas tax jurisdiction completed the assessment of income upto fiscal year 2004. Based on the assessment order, management has re-estimated its takes liabilities and written back an amount of Rs. 20 crore. The tax provision for the quarter is net of the write-back.

6.	During the quarter ended June 30, 2005, the company successfully completed the sponsored secondary ADS program of over US$ 1 billion. This is the largest ever international equity offering from India and the first POWL (Public Offer Without Listing) issue by an Indian Company in Japan.

7.	On June 30, 2005 Citicorp International Finance Corporation exercised its rights under the shareholder’s agreement with Progeon and converted the preference shares to equity shares. Pursuant to the conversion, the share capital of Progeon increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore.

8.	During the half-year ended September 30, 2005 and 2004 and the year ended March 31, 2005 the company issued 20,88,963, 12,96,446 and 40,06,325 equity shares respectively, pursuant to the exercise of stock options by certain employees under the 1998 and 1999 stock option plans.

9.	Mr. Philip Yeo retired by rotation as a director of the company at the Annual General Meeting held on June 11, 2005.

10.	The Board of Directors appointed Mr. David L. Boyles as an additional director of the company effective July 12, 2005.
Segment reporting (Consolidated — Audited)

(in Rs. crore)
	Quarter ended		Half-year ended		Year ended
	September 30,		September 30,		March 31,
	2005	2004	2005	2004	2005
Revenue by industry segment
Financial services	819	616	1,571	1,133	2,466
Manufacturing	309	258	585	485	1,032
Telecom	383	323	739	694	1,320
Retail	241	167	439	341	698
Others	542	385	1,032	714	1,614
Total	2,294	1,749	4,366	3,267	7,130
Less : Inter-segment revenue	—	—	—	—	—
Net revenue from operations	2,294	1,749	4,366	3,267	7,130
Segment profit before tax, interest, depreciation and amortization :
Financial services	255	188	494	348	782
Manufacturing	93	88	174	160	338
Telecom	148	115	279	193	452
Retail	75	60	138	131	253
Others	162	110	313	225	516
Total	734	561	1,398	1,057	2,341
Less : Interest	—	—	—	—	—
Other un-allocable expenditure (excluding un-allocable income)	96	61	176	120	293
Operating profit before tax	638	500	1,222	937	2,048
Notes on segment information
Principal segments
The company’s operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industry verticals comprise the primary basis of the segmental information set out above.
Segmental capital employed
Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made

By order of the Board for Infosys Technologies Limited

Bangalore, India	S. Gopalakrishnan	Nandan M. Nilekani
October 11, 2005	Chief Operating Officer	Chief Executive Officer,
	and Deputy Managing Director	President and Managing Director
The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the quarter and half-year ended September 30, 2005, prepared as per US GAAP. A summary of the financial statements is as follows

(in US$ million, except per ADS data)
	Quarter ended		Half-year ended		Year ended
	September 30,		September 30,		March 31,
	2005	2004	2005	2004	2005
Revenues	524	379	1,000	713	1,592
Cost of revenues	297	214	571	401	904
Gross profit	227	165	429	312	688
Net income	138	97	260	180	419
Earnings per American Depositary Share
Basic	0.51	0.36	0.96	0.68	1.57
Diluted	0.49	0.35	0.93	0.66	1.52
Total assets	1,734	1,108	1,734	1,108	1,454
Cash and cash equivalents	334	335	334	335	410
Liquid mutual funds	531	210	531	210	278
The reconciliation of net income as per Indian GAAP and US GAAP is as follows:

(in US $ million)
	Quarter ended		Half-year ended		Year ended
	September 30,		September 30,		March 31,
	2005	2004	2005	2004	2005
Consolidated net profit as per Indian GAAP	138	97	260	183	423
Deferred taxes	—	—	—	2	2
Gain on forward foreign exchange contracts	—	—	—	(4)	(4)
Amortization of intangible assets	—	—	—	(1)	(2)
Consolidated net income as per US GAAP (unaudited)	138	97	260	180	419
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.
Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 and quarter ended June 30, 2005. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.